Mail Stop 6010
Via Facsimile and U.S. Mail

March 3, 2009

Mr. Henri A. Termeer
Principal Executive Officer
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142

      Re: Genzyme Corporation
              Form 10-K for Fiscal Year Ended December 31, 2007
              File No. 0-14680

Dear Mr. Termeer:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  Carlton E. Tartar
                 Branch Chief